February 18, 2010

Douglas Brown
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santa Fe Gold Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 1-12974
Filed October 13, 2009

Dear Mr. Brown:

In connection with our response to the comments in your letter of January 29, 2010, we acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ W. Pierce Carson

W. Pierce Carson
Chief Financial Officer